

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 27, 2016

Scott W. Smith
Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated May 27, 2016**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your May 27, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

Oil, Natural Gas and NGLs Data, page 9

Proved Undeveloped Reserves, page 12

1.   We note your response to prior comment 2 regarding forecasted cash flows that will be used to finance your drilling development plan. It does not appear that each of the items listed as part of your disclosure of contractual obligations along with the cash required for other items such as premium payments on derivative contracts and preferred dividends in arrears are reflected in your analysis. Please revise your analysis or tell us why these types of capital requirements do not need to be considered.

2.   We note that you are assuming that commodity price levels trend in a manner consistent with the New York Mercantile Exchange ("NYMEX") forward strip price. Explain how you considered other possible scenarios such as prices staying at current levels. With your response, tell us how your analysis considered adjustments (i.e., price differentials) relating to location, quality, and product such as physical pricing points not based on the Cushing, Henry Hub, or Mont Belvieu market prices, along with any transportation, gathering, and processing costs.

3.   Your response to prior comment 2 states that you would seek additional funding from public and private debt, equity capital resources, joint ventures, and asset sales if cash flow from operations becomes insufficient to continue financing the development of your proved undeveloped reserves. Tell us more about how restrictions and covenants associated with currently outstanding debt which limit your ability to incur additional indebtedness or issue preferred units will affect your ability to obtain additional sources of funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 68

4.   In response to prior comment 6, you state your intention to identify the types of derivative contracts included in the calculations underlying the summary disclosure regarding your hedging program in future filings. As part of your revised disclosure, also explain how the derivative contracts excluded from these calculations could cause the summary information to differ from your actual operating results.

Notes to Consolidated Financial Statements

Supplemental Oil and Natural Gas Information, page 134

5.   As noted in prior comment 7, oil and gas producers are required to include the cash outflows associated with the settlement of an asset retirement obligation in calculating the standardized measure of discounted future cash flows. Please revise your disclosure accordingly.

6.   Your response to prior comment 8 does not appear to address the significance of abandonment costs to the future development costs line item in your calculation of the standardized measure of discounted future cash flows. Please expand your materiality analysis to address the impact of abandonment costs to this line item.

7.   We note that the schedule of abandonment costs provided in response to prior comment 8 reflects the net costs to plug and abandon your wells. Tell us whether this schedule also

includes incremental costs related to equipment, facilities, gathering lines, and other remediation obligations associated with leasehold acreage.

Form 8-K filed May 2, 2016

8.   With respect to your disclosure of highlights for the period, we note the following:

- You present non-GAAP measures without also presenting the most directly comparable GAAP measure; and

- The non-GAAP measures precede the GAAP-basis measure presented.

  In addition, a quantitative reconciliation of forward-looking non-GAAP information is not included in your Form 8-K filed on March 4, 2016. These presentations appear to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

9.   We note that you present the non-GAAP measure "Adjusted Net Income Attributable to Common and Class B Unitholders" in your filing on Form 8-K. The reconciliation of this measure presented on your website includes a reconciling item captioned "Change in fair value of commodity derivative contracts" which appears to include adjustments for premiums paid on derivatives that settled during the period, the fair value of acquired derivatives that settled during the period, and the fair value of restructured derivative contracts. It also appears that the adjustment for "Change in fair value of interest rate derivative contracts" reflects cash settlements paid on interest rate derivatives. Explain why these are appropriate adjustments in the calculation of this non-GAAP measure and how these adjustments are consistent with the stated purpose of highlighting the significant fluctuations that commodity price volatility has on your results, particularly as it relates to changes in the fair value of your derivative contracts. With your response, also tell us why a reconciliation of this non-GAAP measure is not presented as part of your filing on Form 8-K.

       You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP